UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer: Tankhead Oil & Gas Company ("Tankhead")

Legal status of issuer:
      Form: Corporation
      Jurisdiction of incorporation: Texas
      Date of organization: June 17, 2021

Physical address of issuer: 102 Torrey Pines Dr., Lufkin, TX 75243

Website of issuer: www.tankheadtx.com

Name of intermediary through which offering will be conducted:_____

      CIK number of the intermediary:_____
      SEC file number of the intermediary:_____
      CRD number, if applicable, of the intermediary:_____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 9.5% of amounts raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None

Type of security offered: common stock

Target number of securities to be offered: 20,000

Price: $1.25

Target offering amount: $25,000

Oversubscriptions will be accepted on a first-come, first-served basis

Maximum offering amount: $1,235,000

Deadline to reach the target offering amount: 1 year after commencement of the offering

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Financial Data	As of 9/30/2022	Prior fiscal year-end
Total assets	$6,509.237.32	$26,281.06
Cash & cash equivalents	$230,079.94	$1,281.06
Accounts Receivable	0	0
Short-term debt	$769,490.68	$2,391.64
Long-term debt	$2,712,193	0
Revenue/sales	$731,403.50	0
Operating Expenses	$755,478.39	0
Taxes paid	($5,853.04)	0
Net income	($67,260.95)	($51,110.58)

We intend to offer the securities in all states in the United States.

Legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of our company and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

We will file a report with the Commission annually and post the report on our website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future when one of the following occurs:

(1) We are required to file reports under section 13(a) or section 15(d) of the Exchange Act of 1934 (the "Exchange Act");

(2) We have filed, since our most recent sale of securities pursuant Regulation Crowdfunding, at least one annual report and have fewer than 300 holders of record;

(3) We have filed, since our most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required for at least the three most recent years and have total assets that do not exceed $10,000,000;

(4) We or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act of 1933 (the "Securities Act"), including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) We liquidate or dissolve our business in accordance with state law.

All of the following statements are true for Tankhead:

• Tankhead is organized under, and subject to, the laws of Texas.

• Tankhead is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

• Tankhead is not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Tankhead is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

• Tankhead has not previously been required to file ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

• Tankhead is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Tankhead Oil & Gas Company
102 Torrey Pines Dr.
Lufkin, TX 75901
Phone: (214) 529-7576
Website: www.Tankheadtx.com

Tankhead is offering to select persons the opportunity to invest in our common stock. Tankhead is a Texas corporation engaged in the oil and gas business focused on acquisition and ownership of non-operated oil and gas properties intended to generate solid revenue while minimizing overhead expense. We expect to use most of the funds derived from the sale of the Shares to pay acquisition costs for new properties. We also may use part of the funds raised to pay general operating expenses and various expenses associated with evaluating acquisitions.

DIRECTORS AND EXECUTIVE OFFICERS

Kenneth W. ("Wes") Welch. Mr. Welch, 65, brings over 43 years' experience to the Tankhead team. Mr. Welch has served as our Chief Executive Officer since March 10, 2022, and Chairman of the Board of Directors since Tankhead's inception. Mr. Welch has experience working for companies in both the public and private sectors. Previously, Mr. Welch was VP of Land for

Encore Acquisition Company which was backed by several private equity firms before entering the public arena. After leaving Encore, Mr. Welch co-founded Ovation Energy I and II, both backed by Encap Investments, LP. Most recently, Mr. Welch was co-founder and CEO of 2W Energy, LLC, a portfolio company of Sage Road Energy Capital.

Mr. Welch is a past president of the Dallas Association of petroleum landmen and a former member of the Montana oil and gas Board. Mr. Welch has a BBA from Texas Wesleyan College.

Bradlee A. Combs. Mr. Combs, 54, is the founder and driving force behind the formation of Tankhead. Mr. Combs serves as our Chief Operating Officer and a Director. As an owner and president of previous companies, Mr. Combs has over 20 years of experience in the oil and gas industry having closed numerous oil and gas transactions over his career. Most recently, Mr. Combs served as an advisor and manager of assets of multimillion dollar private partnerships. Mr. Combs has a BS in Economics from the University of Utah.

<h2 style="text-align:center">PRINCIPAL SECURITY HOLDERS</h2>

Common Stock: The following table sets forth the ownership of our executive officers and directors and any other security holder who owns more than 20% of our common stock.

Title of class	Name	Number of Shares Owned	Number of shares potentially acquirable[1]	Percent of class before completion of this offering[2]
Common stock	Wes Welch, CEO and Director	2,000,000	-	23.34%
	Wes Welch, CEO and Director		2,700,000	
Common stock	Brad Combs, COO and Director	2,000,000	-	23.34%
	Brad Combs, COO and Director		2,700,000	

[1] Messrs. Welch and Combs have employment agreements that entitle them to additional shares upon the achievement of various milestones. We think these milestones will likely be reached so these additional shares will be issued.

[2] Prior to the commencement of this offering, we have 8,567,500 shares of common stock issued and outstanding.

Preferred Stock. Tankhead currently has 2 classes of preferred stock authorized and issued.

Class V Preferred Stock: Each share of Class V Preferred Stock entitles the holder thereof to 250,000 votes on any matter considered by the common shareholders. Messrs. Welch and Combs are the only owners of Class V Preferred Stock and each of them own 100 shares of Class V Preferred Stock.

Class D Preferred Stock: Each share of Class D Preferred Stock entitles the holder thereof to designate one Director to Tankhead's Board of Directors. Messrs. Welch and Combs are the only owners of Class D Preferred Stock and each of them own 1 share of Class D Preferred Stock.

BUSINESS

Business Objectives. Tankhead was formed to maximize cash flow and shareholder value by acquiring current oil and gas production in the form of suitable working and royalty Interests in North America. Our plan is to fund acquisitions through either equity or a combination of equity and bank debt. We currently have 2 full-time employees and intend to maintain minimal overhead for the foreseeable future. We believe that by acquiring producing properties and partnering with seasoned operators, we can deliver strong value to our shareholders.

We completed our first acquisition of an interest in the Walnut Bend field in Cooke County, Texas in May, 2022. More detailed information concerning this property is set forth in the attached Exhibit B. We now plan to build on our success by evaluating and acquiring additional interests in additional producing properties. We are confident in our ability to identify and fund acquisition prospects in Texas, as well as other oil and gas producing areas in the continental United States.

The following are our guiding principles:

- Focus on core producing areas in the United States.

- Primarily purchase assets at attractive multiples whose leads are generated in house, reducing peer competition and increasing return.

- Keep our general and administrative costs low with few full-time employees, reducing overhead and increasing invested dollars.

- Focus on non-operated conventional assets (properties with proved developed properties, proved undeveloped properties and other upside potential) while avoiding assets that do not fit our risk profile.

- Partner with well-respected operators.

- Maintain flexibility and creativity in deal structures to maximize shareholder value.

Future Acquisitions. Our intent with this offering is to build on our success by providing the funds necessary to acquire additional properties. Our current goal is to identify properties with purchase prices in approximately the $10 million range. When these properties are identified, we anticipate using the funds raised through this offering together with potential bank debt to fund these future acquisitions.

Financial Forecasts. Future operating results and values are impossible to predict accurately and will vary from any forecasted results and may vary substantially. Financial forecasts are based on a number of assumptions which are subject to significant uncertainties and contingencies, many of which are beyond our control. Therefore, we make no representations as to financial performance of Tankhead since there can be no assurance that such financial performance will be realized. No representation of any kind is made regarding financial performance. Investors should consult and rely on their own sources of information and advice to determine our ability to help investors achieve their own financial goals.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of Tankhead and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The following is a summary of some of the risks related to an investment in the Shares. Prospective Investors should carefully consider the following factors relating to risks associated with an investment in the Shares, which should be discussed in greater detail with the Investors' personal tax counsel, legal advisor and accountant. The order in which the following risks are presented is not intended to represent the magnitude of the risks described. Additionally, the enumeration of these risks does not preclude other risks associated with an investment in the Shares. Our management is available to discuss these and any other risks associated with the Shares with any interested potential Investor.

Limited Operating History. We acquired our first oil and gas property in May, 2022. As a result, our company has a limited history. However, we are led by a team of professionals with decades of experience in the oil and gas industry and a proven track record of evaluating, acquiring, and maximizing values in existing producing wells and fields.

Reliance Upon Management. Our success is largely dependent upon the efforts of our executive officers. Although our management has extensive experience in the only gas industry, if any member of our management ceases to be associated with Tankhead, our business could suffer.

Duties and Responsibility of our Directors and Executive Officers. Our Directors and management are accountable to the shareholders and have a duty to exercise good faith and to deal fairly with Tankhead in handling their affairs. Our corporate organizational documents contain provisions which are intended to limit the liability of our management for any act or omission within the scope of their authority if it is determined in good faith that such course of conduct was (a) undertaken in good faith and (b) did not constitute gross negligence or misconduct.

Restrictions on Transfer. Investors should be fully aware of the long-term nature of their investment in the Shares. Although our current plan is to try to cause Tankhead to be a public company whose equity may be traded in the securities market when appropriate, in our management's sole discretion, there can be no assurance that Tankhead will ever be public or that a public market will ever exist for the Shares. Each Investor will be required to represent that such Investor is purchasing the Shares for such Investor's own account for investment purposes and not with a view to resale or distribution. The Shares will not be registered under the Securities Act or under state securities law but will instead be issued pursuant to specific exemptions, the availability of which is based in part upon the investment intent of each Investor. The Shares are not readily transferable and no transfer of Shares may be made unless the transferor delivers, if requested, an opinion of counsel to us, satisfactory to our management, that the transfer does not violate federal or state securities. To obtain such an opinion would generally require the Shares be registered under such laws or that an exemption from registration exists. There can be no assurance that an exemption will be available.

If, as a result of some change in circumstances arising from an event not now contemplated, an investor wishes to transfer his or her Interests, that investor will in all likelihood find no market in the near future.

Acquisition of Additional Properties. The primary purpose of this offering is to raise funds to purchase additional producing oil and gas properties. Although our management has significant experience in identifying and acquiring oil and gas properties and has already identified properties that would be a good acquisition for us, there can be no assurance we will be successful in our efforts to acquire additional properties at values that make economic sense.

Importance of Future Prices and Demand for Oil and Gas and Delays in Marketing Production. There can be no assurance that a market for any oil or gas produced from our properties will exist or that the prices obtainable will be adequate to cover the cost of operating such properties. Especially in the case of natural gas, a market may not be immediately available because of the availability of a pipeline. Such logistical problems could result in natural gas being unsold for an indefinite time. Moreover, our revenues are highly dependent upon future prices of and demand for oil and gas. The energy market makes it particularly difficult to estimate accurately future oil and gas prices. Various factors beyond our control will continue to affect oil and gas prices. Such factors include, among other things, the domestic and foreign supply of oil and gas and the price of foreign imports, war or civil unrest, terrorism, the levels of consumer demand and consumer confidence, recession, decline in economic activity, changes in weather, the price and availability of alternative fuels, the rate of inflation, the availability of pipeline capacity and changes in existing and proposed state and federal regulations.

Speculative Nature of Oil and Gas Activities. Oil and gas development involves a high risk of loss. Decisions to acquire properties will be dependent in part on the evaluation of data compiled by petroleum engineers and geologists and obtained through geophysical testing and geological analysis. The results of such studies and tests are sometimes inconclusive or subject to varying interpretations. In any oil or gas activity, economic success depends almost entirely on the accuracy of estimates of oil or gas reserves in the ground, rates of production, demand for oil or gas and the prices of oil or gas. There can be no assurance that we will recover our investment in any properties we own.

Lack of Diversification. We currently own an interest in the Walnut Bend field. Although our intent behind this offering is to raise funds to acquire interests in other properties, at present our assets are limited. If the Walnut Bend does not perform as we anticipate, our company may have limited success. However, the main purpose of this offering is to acquire additional properties. Acquiring these additional properties will spread operational risks across more properties.

Environmental Hazards and Liabilities. There are numerous natural hazards involved in the operation of oil and gas wells, including unexpected or unusual formations, pressures, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. Uninsured or under insured liabilities would reduce the funds available to us and may result in the loss of properties. Although Operators of our properties will maintain insurance customary in the oil and gas industry, it is possible that insurance coverage may be insufficient. In that event, assets could be utilized to pay personal injury and property damage claims and the costs of replacing destroyed equipment rather than for additional development activities. However, the insurance we require our operator to maintain, when coupled with insurance we also carry, should minimize uninsured risks.

Increases in Development Costs. The oil and gas industry historically has experienced periods of cost increases from time to time which can occur within short periods of time. These price fluctuations are real and will affect the overall final budget of any well in which we own an interest. Increases in the cost of exploration and development could affect our ability to operate properties within the budget originally established. Increased development activity could lead to shortages of certain equipment and materials needed for properties in which we own an interest which could make timely development of our properties more difficult.

Unpredictable Producing Life of Oil and Gas Wells. We cannot predict the life and production of any properties in which we have an interest. The actual life of individual wells could differ from the currently predicted economic life expectancy now anticipated. However, our existing properties and properties we anticipate acquiring are in areas that are anticipated to produce from a formation or formations for multiple years. Nevertheless, sufficient natural gas or oil may not be produced from our properties to provide us with a profit on our investment in such properties.

Joint Activities with Others. We currently anticipate acquiring less than 100% of the working interest in the properties in which we own an interest and as a result will engage in joint activities with other working interest owners. Full development of the properties in which we own an interest may be jeopardized in the event of the inability of other working interest owners to pay their respective shares of development costs. These potential non-payments may limit us from recognizing the full value of our interest in our properties.

Competition Against Larger Companies. The oil and gas industry is highly competitive. We will be competing against other companies with significantly more resources than we have in the pursuit of good oil and gas properties. Nevertheless, companies our size can often profit from smaller properties that do not interest large companies.

Future Offerings. Our present intent is to use either equity or a combination of equity and bank debt to acquire additional properties. If we are unsuccessful in raising additional equity or borrowing funds, our ability to acquire additional properties will be limited.

Bank Debt. We currently have a good relationship with a lender that has advanced funds to acquire properties. Although we anticipate maintaining good relationships with our bank, there can be no assurance our bank will continue to make loans to acquire oil and gas properties in the future.

THE OFFERING: SOURCES AND USES OF FUNDS

We expect to use most of the funds derived from the sale of the Shares to pay acquisition costs for new properties. We also may use part of the funds raised to pay general operating expenses and various expenses associated with evaluating acquisitions. The amount spent for these items will vary in our management's discretion.

The purchase price per Share of $1.25 is payable in full upon Purchase. All payments for the subscription of a Share will be made in cash, by wire transfer, cashier's check, or any other form acceptable to us.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If we reach the target offering amount prior to the deadline identified in the offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to Tankhead upon closing of the offering and the investor will receive Shares in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

Shares Being Offered. We are offering for sale a target amount of 20,000 shares of our common stock at a purchase price of $1.25 per Share. The shares offered have the right to vote on any matter on which our common shareholders have a vote.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Authorized Capital Structure.

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of January 30, 2023, there were 8,567,500 shares of common stock and 202 shares of preferred stock issued and outstanding.

Common Stock. Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that may be declared by our board. Subject to the rights of the Walnut Bend Shareholders, holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in the offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock. Our Certificate of Formation, as amended, authorizes our Board of Directors to issue, without shareholder approval, up to 10,000,000 shares of preferred stock (no par value), which may be issued from time to time. As of the date hereof, Tankhead currently has 2 classes of preferred stock authorized and issued.

      Class V Preferred Stock: Each share of Class V Preferred Stock entitles the holder thereof to 250,000 votes on any matter considered by the common shareholders. Messrs. Welch and Combs are the only owners of Class V Preferred Stock and each of them own 100 shares of Class V Preferred Stock.

      Class D Preferred Stock: Each share of Class D Preferred Stock entitles the holder thereof to designate one Director to Tankhead's Board of Directors. Messrs. Welch and Combs are the only owners of Class D Preferred Stock and each of them own 1 share of Class D Preferred Stock.

Our board may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our Certificate of Formation and limitations prescribed by law, our board is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. One of the effects of undesignated preferred stock may be to enable our board to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

- Restricting dividends on the common stock;

- Diluting the voting power of the common stock;

- Impairing the liquidation rights of the common stock; or

- Delaying or preventing a change in control without further action by the stockholders.

Meetings of Shareholders. Our Bylaws require an annual meeting of shareholders for the purpose of electing directors and conducting any other business that may be properly transacted at the annual meeting. Our Bylaws further provide that special meetings of our shareholders may be called only by our Board of Directors or by any committee thereof duly formed and authorized to call such meeting, unless otherwise required by law.

Indemnification of Officers and Directors. Under our Bylaws, Tankhead may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his or her position, if he or she acted in good faith and in a manner he or she reasonably believed to be in Tankhead's best interest. We may advance expenses incurred in defending a proceeding. To the extent an officer or director is successful on the merits in a proceeding as to which he or she is to be indemnified, Tankhead must indemnify the officer or director against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, then only by a court order. The indemnification coverage is intended to be to the fullest extent permitted by applicable laws.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to officers or directors under applicable state law, and we understand that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PREVIOUS EXEMPT OFFERINGS

In June, 2021, we sold 600,000 shares of our common stock to 8 individuals, including our executive officers and their family members. These 600,000 shares represent approximately 7% of the issued and outstanding shares of common stock of Tankhead as of the date of this offering.

In May, 2022, we completed an offering (the "Walnut Bend Offering") of convertible notes with principal amounts totaling $2.5 million. The notes were convertible into shares of common stock of Tankhead. $2,450,000 of the notes were converted into common stock for a total number of 3,062,500 shares, representing approximately 36% of the issued and outstanding shares of common stock of Tankhead as of the date of this offering memorandum. The persons who participated in the Walnut Bend Offering are referred to as the "Walnut Bend Shareholders."

Because the proceeds raised from the Walnut Bend Shareholders were used to pay part of the purchase price associated with acquiring the Walnut Bend field, the Walnut Bend Shareholders have a preference, after the payment of bank debt, to the assets included in the Walnut Bend field in the event of our liquidation.

In January, 2023, we completed an offering of common stock. As of the date of this offering memorandum, a total of 830,000 shares of our common stock were issued in this offering, representing approximately 10% of the issued and outstanding shares of common stock of Tankhead.

Contemporaneously with this offering, we are conducting an offering of common stock under Regulation D, Rule 506 (the "Reg D Offering"). In the Reg D Offering, we are offering 8 million shares of our common stock at a price of $1.25.

TANKHEAD'S FINANCIAL CONDITION AND FINANCIAL INFORMATION

We completed the acquisition of our first properties in May, 2022. We have received 7 month's production and have borne our share of those 7 month's expenses. Because of the limited amount of time we have owned properties, we do not have a long history of revenues and expenses associated with our properties so we are unable to detect or describe any noteworthy trends. However, our properties have generally performed as we expected when we acquired them with no unanticipated trends developing. Your attention is directed to the financial statements included as Exhibit A for a more complete understanding thereof.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tankhead Oil & Gas Company

By:_____

Kenneth W. Welch

CEO and Director

By:_____

Bradlee A. Combs

COO and Director

Exhibit A

Financial Statements

Axley & Rode, LLP
PO Box 1388
Lufkin, TX 75902-1388

Tankhead Oil & Gas Company
102 Torrey Pines Dr
Lufkin, TX 75901

TANKHEAD OIL & GAS COMPANY

Lufkin, TX

Financial Statements with
Accountants' Compilation Report

September 30, 2022



AXLEY&RODE LLP
CERTIFIED PUBLIC ACCOUNTANTS

ACCOUNTANTS' COMPILATION REPORT

To Management
Tankhead Oil & Gas Company
Lufkin, TX 75901

Management is responsible for the accompanying financial statements of Tankhead Oil & Gas Company (a corporation), which comprise the balance sheet as of September 30, 2022, the related statement of operations for the three months and nine months then ended, and the related statement of changes in stockholders' equity and statement of cash flows for the nine months then ended, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all of the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Tankhead Oil & Gas Company.



Axley & Rode LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lufkin, Texas
November 15, 2022



axleyrode.cpa

TANKHEAD OIL & GAS COMPANY

BALANCE SHEET

As of September 30, 2022

		Sep 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$	230,079.94
Accrued revenue		186,040.60
Investment in options		157,500.00
TOTAL CURRENT ASSETS		573,620.54
Property and Equipment:		
Proved oil and natural gas properties, net		4,500,863.82
Well equipment, net		1,034,863.91
NET PROPERTY AND EQUIPMENT		5,535,727.73
Non Current Assets:		
Asset retirement costs		399,889.05
TOTAL NON-CURRENT ASSETS		399,889.05
TOTAL ASSETS	$	6,509,237.32
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	$	20,679.63
Current portion of long-term debt		748,811.05
TOTAL CURRENT LIABILITIES		769,490.68
Long-Term Liabilities:		
First Capital Bank loan		3,461,004.00
Deferred debt issuance cost		(49,149.04)
Less current portion of long-term debt		(748,811.05)
Due to Weva Properties		91,875.00
Asset retirement liability		405,980.69
Convertible debt 12%		100,000.00
TOTAL LONG-TERM LIABILITIES		3,260,899.60
TOTAL LIABILITIES		4,030,390.28
Stockholders' Equity:		
Preferred stock - (10,000,000 shares authorized; no shares outstanding)		0.00
Common stock - No Par Value (100,000,000 shares authorized; 4,675,000 shares issued and outstanding)		275,200.00
Class WB common stock - (3,062,500 shares issued and outstanding)		2,300,000.00
Retained earnings		(96,352.96)
TOTAL STOCKHOLDERS' EQUITY		2,478,847.04
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,509,237.32

See accountants' compilation report.

TANKHEAD OIL & GAS COMPANY

STATEMENT OF OPERATIONS

For the Three Months and Nine Months ended September 30, 2022

	Jul - Sep 2022	Jan 22 - Sep 22
Operating revenue:		
Oil and natural gas revenues	$ 731,403.50	$ 1,348,545.36
TOTAL OPERATING REVENUE	731,403.50	1,348,545.36
Operating Expenses:		
Production and other taxes	41,009.80	77,257.29
Lease operating expense (excl. WO)	379,310.83	667,917.72
General and administrative	208,087.72	357,436.12
Depreciation, depletion and amortization	127,070.04	213,515.27
TOTAL OPERATING EXPENSES	755,478.39	1,316,126.40
OPERATING INCOME (LOSS)	(24,074.89)	32,418.96
Other Revenue (Expenses):		
Interest expense	(49,039.10)	(77,661.34)
TOTAL OTHER REVENUE (EXPENSES)	(49,039.10)	(77,661.34)
NET INCOME (LOSS) BEFORE TAXES	(73,113.99)	(45,242.38)
Provision for federal income tax	(5,853.04)	0.00
NET INCOME (LOSS)	$ (67,260.95)	$ (45,242.38)

See accountants' compilation report.

TANKHEAD OIL & GAS COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Nine Months ended September 30, 2022

	Common Stock Shares	Common Stock Class WB Shares	Common Stock Dollars	Common Stock Class WB Dollars	Retained Earnings	Total
Beginning balance January 1, 2022	4,675,000		$ 225,000.00	$ (150,000.00)	$ (51,110.58)	$ 23,889.4
Proceeds from issuing common stock	0	3,062,500	50,200.00	2,450,000.00		2,500,200.0
Net income (loss)					(45,242.38)	(45,242.3
Ending balance September 30, 2022	4,675,000	3,062,500	$ 275,200.00	$ 2,300,000.00	$ (96,352.96)	$ 2,478,847.0

TANKHEAD OIL & GAS COMPANY

STATEMENT OF CASH FLOWS

For the Nine Months ended September 30, 2022

Cash Flows from Operating Activities:		
Net income (loss)	$	(45,242.38)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Depletion expense		98,530.41
Depreciation, Amortization and Accretion expense		121,076.50
Decrease (Increase) in Operating Assets:		
Accrued Revenue		(186,040.60)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		10,079.34
Interest Payable		8,075.64
Accrued Payroll Liabilities		2,524.65
Other		(2,391.64)
Total Adjustments		51,854.30
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		6,611.92
Cash Flows from Investing Activities:		
Purchase of options		(157,500.00)
Capital Expenditures		(5,749,243.00)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(5,906,743.00)
Cash Flows from Financing Activities:		
Notes Payable Borrowings		4,372,776.05
Notes Payable Repayments		(869,046.09)
Net Proceeds from Sale of Common Stock		2,525,200.00
Proceeds from Convertible Debt		100,000.00
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		6,128,929.96
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		228,798.88
Cash and cash equivalents, beginning of year		1,281.06
CASH AND CASH EQUIVALENTS, END OF YEAR	$	230,079.94

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	69,585.70
Income taxes	$	0.00

Exhibit B

Description of Properties

ASSET HIGHLIGHTS

WALNUT BEND FIELD

WALNUT BEND
WALNUT BEND OIL FIELD
OKLAHOMA
Cooke
County Road 127
County Road 115
BLK 9
BLK 8
FINEY
ETHERIDGE
SEIDERS
Oklahoma
New Mexico
Texas
Dallas

ASSET HIGHLIGHTS

❖ Walnut Bend Asset in Cooke County, Texas

❖ Acquired 25% of Ball Park Energy II, LLC interest

❖ Interest realized 21.38% WI/18.64% NRI

❖ Effective Date 5/2/2022

❖ Operated by Sydri Operating, LLC an affiliate of Ball Park Energy II, LLC

ASSET HIGHLIGHTS

- 5,000 contiguous net acres in Cooke County, TX
- 100% HBP, operated by Sydri Operating since May 2021
- 121 active wells
- Depths range from 2400’ to 6000’
- Producing from Strawn formation
- 655 Mboe net PDP reserves
- Dec 2022 Gross production of ~492 boe/d (net ~92 boe/d)
- Long-lived conventional oil assets (R/P 19.5 Years)
- Low-decline (3%) production drives strong cash flow
- TOG ownership 21.38/18.64 avg WI/NRI



Walnut Bend Unit 1
Walnut Bend Unit 2
North Walnut Bend Unit
Mary E. McGeorge
Ranch Lands
Walnut Bend Unit 2
Walnut Bend Unit 1
WALNUT BEND FIELD
COOKE CO., TX

ASSET HIGHLIGHTS

PRODUCTION PLOT WITH UPSIDE POTENTIAL

